June 30, 2006

Michael E. Tarvin, Esq.
Select Medical Holdings Corporation
4716 Old Gettysburg Road, P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

**Re: Select Medical Holdings Corporation
Amendment No 1 to Form S-4 Registration Statement
File No. 333-133284**

Dear Mr. Tarvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors – page 13

Significant legal actions as well as the cost and possible lack of available insurance could subject us to substantial uninsured liabilities. – page 19

1.   We have considered your response to comment 13, but we continue to believe that you need to disclose the limitations of your insurance. Please quantify the disclosure in this risk factor as we previously requested.

Holdings is the sole obligor under the notes. Our subsidiaries, including Select, will not guarantee our obligations under the notes and do not have any obligation with respect to the notes… - page 19

2.   Please refer to the first full paragraph on page 21. Please clarify the information contained in the last sentence of the paragraph. You say that Select had remitted to Holdings all of the funds it was permitted to remit under the credit agreement, but it is unclear what time period you are referring to. Does this statement mean that Select is not permitted to remit funds to Holdings at any time in the future? Or does it mean that Select remitted the maximum amount it could during the first quarter? In either case, please quantify the amount remitted. If Select is not permitted to remit funds to Holdings in the future, it would appear that you will need to make substantial revisions to the registration statement to explain how you will satisfy your obligations under the notes. Please revise the document accordingly.

Restrictions imposed by Select's existing senior secured credit facility and the indenture governing the notes limit our ability to engage in or enter into business, operating and financing arrangements, which could prevent us from taking advantage of potentially profitable business opportunities. – page 21

3.   We note the revisions made to this risk factor in response to comment 18. Please disclose the specific interest expense coverage and leverage ratios you are required to maintain and indicate whether you currently meet them.

Management's Discussion and Analysis of Financial Condition and Results … - page 42

Regulatory Changes - page 44

4.   Regarding the HIHs and your response to prior comment 28, please disclose that you cannot predict with any certainty the impact on revenue or operating expenses at the hospitals being moved.

Insurance - page 47

5.   Please disclose your belief that no change in your estimates was reasonably likely, as you asserted in your response to prior comment 29.

Our Business – page 70

6.   We have considered your response to comment 31, but we are unable to agree with you. Please include a table indicating the name and location of each of your inpatient facilities. The table should also show the extent of utilization of each facility during each of the last three fiscal years.

Security Ownership of Certain Beneficial Owners and Management – page 97

7.   Please refer to footnotes 3 and 7. It is unclear why the numbers of shares attributed to each entity are not the same in both footnotes. Please advise or revise as appropriate. In Addition, please provide the first name of the "Mr. Cressey" referred to in footnote 3.

8.   For each non-natural person included in the table, provide the name of the natural person possessing voting and investment authority over the shares attributed to that entity in the table.

9.   Please refer to footnotes 4, 5, 6, 10 and 14. Each of these footnotes indicates that the ownership figures in the table do not include a number of shares owned by a number of entities, but does not explain why the shares are not included in the table. Please revise the table to include all of these shares and revise each of the footnotes accordingly. In the alternative, explain to us why these shares are referenced in the footnotes and why they are not included in the table. We may have further comment.

10.   Footnote 14 is not tied to the ownership table and we are not able to determine what it refers to. Please revise the document accordingly.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

1. While we noted that you provided, on page F-30, an allocation of stock compensation expense recorded in the period from February 25, 2005 through December 31, 2005, we did not note an allocation for all periods with the expense or an allocation of long-term incentive compensation, as was contemplated by our prior comment 39. Please allocate both of these amounts, for all periods presented, on the face of your consolidated statements of operations, as Rule 5-03 of Regulation S-X appears to require the presentation of expenses based on their function, not based on their nature or the nature of the compensation exchanged.

Notes to Consolidated Financial Statements, page F-8

8. Stockholders' Equity, page F-28

Preferred Stock, page F-28

2. As both your disclosures in Note 8 and your response to prior comment 46 indicate that the preferred stock has a liquidation preference and is redeemable, please provide the disclosures required by paragraphs 6 through 8 of SFAS 129. Otherwise, please justify your belief that the disclosures required under these paragraphs do not apply to your preferred stock, as you stated in that response, and revise any existing disclosures that could appear to be inconsistent with the basis for your belief.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino at 202-551-3659 or Oscar Young at 202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Michael E. Tarvin, Esq.
Select medical Holdings Corporation
June 30, 2006
Page 5

Cc: Carmen J. Romano, Esq.
        Dechert LLP
        Cira Centre
        2929 Arch Street
        Philadelphia, PA 19104-2808